

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Jason Gorevic
Chief Executive Officer
Teladoc Health, Inc.
2 Manhattanville Road, Suite 203
Purchase, NY 10577

> **Re: Teladoc Health, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2022**
> **File No. 001-37477**

Dear Jason Gorevic:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Disclosure Review Program